Exhibit 99.4

The attached form of support and voting agreement has been entered into in connection with the arrangement agreement dated February 1, 2026 between Eldorado Gold Corporation and Foran Mining Corporation (the “Arrangement Agreement”) by Foran Mining Corporation and each of the following Purchaser Supporting Shareholders (as defined in the Arrangement Agreement):

#	Name	Title
1	George Burns	Officer and Director
2	Hussein Barma	Director
3	Judith Mosely	Director
4	Carissa Browning	Director
5	Sally Eyre	Director
6	Samantha Espley	Director
7	Stephen Walker	Director
8	Steven Reid	Director
9	Teresa Conway	Director
10	Frank Herbert	Officer
11	Louw Smith	Officer
12	Paul Ferneyhough	Officer
13	Simon Hille	Officer
14	Christian Milau	Officer

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 1st day of February, 2026.

BETWEEN:

(the “Shareholder”)

- and -

Foran Mining Corporation, a corporation existing under the laws of the Province of British Columbia

(the “Company”, and together with the Shareholder the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of such number of issued and outstanding common shares (the “Common Shares”) in the capital of Eldorado Gold Corporation (the “Purchaser”) as is set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of: (a) options to purchase Common Shares as is set forth on Schedule “A” attached to this Agreement (the “Subject Options”); (b) performance share units as is set forth on Schedule “A” attached to this Agreement (the “Subject PSUs”); and (c) restricted share units as is set forth on Schedule “A” attached to this Agreement (the “Subject RSUs” and together with the Subject Options and the Subject PSUs, the “Incentive Securities”, and the Incentive Securities collectively with the Subject Shares, the “Subject Securities”);

AND WHEREAS the Purchaser and the Company have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Company would not have entered into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1           Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1           General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Company that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of securityholders of the Purchaser (including in connection with any separate vote of any sub-group of securityholders of the Purchaser that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Purchaser Share Issuance Resolution, any other resolution required in furtherance of completing the Arrangement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Purchaser Share Issuance Resolution, any other resolution required in furtherance of completing the Arrangement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities that have a right to be voted at such meeting (or in any such separate vote): (i) to be counted as present for purposes of establishing quorum; and (ii) to be voted in favour of the approval of the Purchaser Share Issuance Resolution, any other resolution required in furtherance of completing the Arrangement or the transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to cause all of its Subject Securities to be counted and voted in accordance with this Section 2.1(a);

(b)	at any meeting of securityholders of the Purchaser (including in connection with any separate vote of any sub-group of securityholders of the Purchaser that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or Incentive Securities is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities that have a right to be voted at such meeting (or in any such separate vote): (i) to be counted as present for purposes of establishing quorum; and (ii) to be voted against: (A) any Purchaser Acquisition Proposal; (B) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Purchaser in the Arrangement Agreement or of the Shareholder under this Agreement; and/or (C) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to cause all of its Subject Securities to be counted and vote in accordance with this Section 2.1(b);

(c)	subject to Section 5.1, the Shareholder shall not, directly or indirectly:

(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to a Purchaser Acquisition Proposal;

(ii)	initiate or otherwise engage or participate in any discussions or negotiations with any person (other than the Company or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to, a Purchaser Acquisition Proposal;

(iii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Purchaser Acquisition Proposal; or

(iv)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of a Purchaser Acquisition Proposal;

(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(e)	the Shareholder shall not, directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to this Agreement; (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than as contemplated by this Agreement; (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court); or (iv) requisition or join in the requisition of any meeting of the Purchaser Shareholders for the purpose of considering any resolution related to any Purchaser Acquisition Proposal and/or any matter that would reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement; provided, however, that the foregoing restrictions shall not prevent the Shareholder from: (w) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms; (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, provided that prior to any such Transfer, such entity executes an agreement in favour of the Company in substantially the same form as this Agreement; or (y) with the prior written consent of the Company, not to be unreasonably withheld, selling or otherwise disposing of Subject Securities to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of Subject Securities issued under the Purchaser’s incentive plans;

(f)	the Shareholder shall promptly notify the Company upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);

(g)	subject to Section 5.1, the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Company and the Purchaser; and

(h)	no later than five Business Days prior to the date of the Purchaser Meeting:

(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Joint Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities which have a right to be voted at such meeting, in favour of the Purchaser Share Issuance Resolution, any other resolution required in furtherance of completing the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Joint Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities which have a right to be voted at such meeting be voted at the Purchaser Meeting in favour of the Purchaser Share Issuance Resolution, any other resolution required in furtherance of completing the Arrangement or the transactions contemplated by the Arrangement Agreement and such proxy or proxies or voting instructions shall name those individuals as may be designated by the Purchaser in the Joint Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Company notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2           Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Common Shares acquired pursuant to the exercise or vesting of Incentive Securities or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1           Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Company as follows, and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the Laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.

(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other similar Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Purchaser other than as set out in Schedule “A”.

(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending before any Governmental Authority, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder. The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.

(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2           Representations and Warranties of the Company

The Company hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Company is a corporation validly existing under the Laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)	Authorization. The execution, delivery and performance of this Agreement by the Company has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)	Enforceable. The Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other similar Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	No Breach. Neither the execution and delivery of this Agreement or the Arrangement Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or thereby, and the compliance by the Company with any of the provisions hereof or thereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Company’s abilities to perform its obligations hereunder or thereunder.

(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending before any Governmental Authority, or, to the knowledge of the Company, threatened against the Company that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Company’s ability to perform its obligations hereunder. the Company is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Company’s ability to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1           Termination

(a)	This Agreement may be terminated:

(i)	at any time upon the mutual written agreement of the Company and the Shareholder;

(ii)	by notice in writing from the Company to the Shareholder if: (A) the Shareholder breaches or is in default of any of the covenants or obligations of such Shareholder under this Agreement; or (B) any of the representations or warranties of the Shareholder under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided in each case that the Company has notified the Shareholder in writing of any of the foregoing events and the same has not been cured by the Shareholder within 10 Business Days of the date of such notice was received by the Shareholder;

(iii)	by notice in writing from the Shareholder to the Company if: (A) the Company breaches or is in default of any of the covenants or obligations of the Company under this Agreement; or (B) any of the representations or warranties of the Company under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided in each case such the Shareholder has notified the Company in writing of any of the foregoing events and the same has not been cured by the Company within 10 Business Days of the date of such notice was received by the Company;

(iv)	by notice in writing from the Company or the Shareholder to the other party hereto if the Effective Date has not occurred by the Outside Date (as may be extended pursuant to the Arrangement Agreement); or

(b)	This Agreement shall automatically terminate on the earlier to occur of: (i) the Effective Time; (ii) the termination of the Arrangement Agreement in accordance with its terms; or (iii) the close of business on the date of the Purchaser Meeting at which a Purchaser Shareholder vote is held and the Purchaser Share Issuance Resolution is not approved by the requisite majority of Purchaser Shareholders.

Section 4.2           Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities, provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5 GENERAL

Section 5.1           Fiduciary Obligations

The Company agrees and acknowledges that, to the extent the Shareholder is a director or officer of the Purchaser, the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Purchaser and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors or officers in his or her capacity as a director or officer of the Purchaser or any of the subsidiaries of the Purchaser (including without limitation exercising rights of the Purchaser or the Purchaser Board under the Arrangement Agreement). For the avoidance of doubt, nothing in this Agreement shall limit, prohibit or restrict any party from acting in his or her capacity as a director or officer and properly fulfilling his or her fiduciary duties as a director or officer of the Purchaser or any of its subsidiaries and any actions taken by the Shareholder in his or her capacity as a director or officer of the Purchaser will not be a breach or default by the Shareholder hereunder.

Section 5.2           Further Assurances

Each of the Shareholder and the Company will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3           Disclosure

If required by applicable Securities Laws and regulations, each of the Shareholder and the Company hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Purchaser Meeting (including the Joint Circular) and the filing of a copy thereof by the Purchaser and the Company on SEDAR+ at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable Laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Company, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Company prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4           Time of the Essence

Time is of the essence in this Agreement.

Section 5.5           Governing Law

This Agreement shall be governed by, and be construed in accordance with, the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein but the reference to such Laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.6           Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.7           Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.8           Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

To the extent that the Arrangement Agreement is amended, modified, restated, replaced or superseded from time to time, all references herein to the Arrangement Agreement shall be to the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time, and all references to particular sections of the Arrangement Agreement shall be deemed to be references to the analogous provision in the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time.

Section 5.9           Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.10         Assignment

This Agreement becomes effective only when executed by the Shareholder and the Company. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Company and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.11         No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.12         Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.13         Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Company, addressed as follows:

Foran Mining Corporation

904-409 Granville St.

Vancouver, BC

V6C 1T2, Canada

Attention:	James Steels, Chief Financial Officer
Email:	[Redacted – Personal Information]

with a copy (which will not constitute notice) to:

McCarthy Tétrault LLP

745 Thurlow Street, Suite 2400

Vancouver, British Columbia V6E 0C5

Attention:	Roger Taplin
Email:	[Redacted – Personal Information]

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention:	Jeffrey R. Lloyd

Email:	[Redacted – Personal Information]

Any demand, notice or other communication given by electronic mail will be conclusively deemed to have been given on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

Section 5.14         Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.15         Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.16         Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

FORAN MINING CORPORATION

By:
Authorized Signing Officer

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:

Telephone:

Email:

[Signature page to Voting and Support Agreement]

Schedule “A”

Security	Number
Common Shares
Subject Options
Subject PSUs
Subject RSUs